UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         NORTH AMERICAN SCIENTIFIC, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    65715D100
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                                 (CUSIP Number)

                                 John A. Friede
                                 One Shore Road
                                  Rye, NY 10580
                                 (914) 698-2015
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:

                            Malcolm P. Wattman, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6000

                                   May 4, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 65715D100                                           Page 2 of 10 Pages


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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John A. Friede
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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [X]
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        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
5       OO

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        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

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        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States of America

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                                SOLE VOTING POWER
                        7       0

 NUMBER OF              --------------------------------------------------------
   SHARES                       SHARED VOTING POWER
BENEFICIALLY            8       2,563,603
  OWNED BY
    EACH                --------------------------------------------------------
 REPORTING                      SOLE DISPOSITIVE POWER
   PERSON               9       1,382,074
    WITH
                        --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                        10      1,181,529

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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        2,563,603

--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [_]
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          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        16.3%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14        IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 65715D100                                           Page 3 of 10 Pages


Item 1. Security and Issuer.

      This Statement relates to shares of common stock, par value $.01 per share ("Issuer's Common Stock"), of North American Scientific, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 20200 Sunburst Street, Chatsworth, California 91311.

Item 2. Identity and Background.

      Prior to the Merger (as defined in Item 4 below), John A. Friede (hereinafter, "Mr. Friede") was a director and the largest stockholder of NOMOS Corporation, a Delaware corporation ("NOMOS"). Following and as a result of the Merger, which became effective on May 4, 2004, Mr. Friede became a director and the largest stockholder of the Issuer. The Issuer designs, develops and produces innovative radioactive products for the treatment of cancer. Mr. Friede's residence address is One Shore Road, Rye, NY 10580.

      During the last five years, Mr. Friede has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Friede is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

      The information contained in Item 4 below, to the extent it relates to the source of funds used in connection with the transactions described in such Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction.

      On May 4, 2004, NOMOS merged with and into AM Capital I, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"), with Merger Sub being the surviving corporation and a wholly owned subsidiary of the Issuer (the "Merger"). The Merger was consummated pursuant to the terms of an Agreement and Plan of Merger dated October 26, 2003 (as amended by that certain First Amendment to Agreement and Plan of Merger dated November 25, 2003 and that certain Second Amendment to Agreement and Plan of Merger dated March 2, 2004, the "Merger Agreement"), among the Issuer, Merger Sub and NOMOS. A copy of the Merger Agreement is attached hereto as Exhibit 2.1(a), Exhibit 2.1(b) and
Exhibit 2.1(c). The Merger Agreement, as amended, is incorporated herein by reference.

      As a result of the Merger, stockholders of NOMOS received:

      o 0.891 shares of Issuer Common Stock for each share of NOMOS common stock they held;

      o approximately 1.212 shares of Issuer Common Stock for each share of NOMOS Series A preferred stock they held;

                                  SCHEDULE 13D
CUSIP NO. 65715D100                                           Page 4 of 10 Pages


      o 0.603 shares of Issuer Common Stock and $2.15 per share in cash for each share of NOMOS Series B preferred stock they held; and

      o 0.340 shares of Issuer Common Stock and $5.99 per share in cash for each share of NOMOS Series C preferred stock they held.

      As a result of the Merger, each outstanding stock option exercisable for NOMOS common stock was converted into an option to purchase that number of shares Issuer Common Stock as is equal to the number (rounding down any fractional shares) of shares of NOMOS common stock that were acquirable upon the exercise of the option multiplied by 0.891.

      Other than securities of the Issuer that Mr. Friede may receive as compensation from the Issuer in exchange for his services as a director and except as otherwise set forth in Item 6, Mr. Friede does not presently have any plan or proposal which relates to or would result in any of the events set forth in Item 4 of Schedule 13D.

      Pursuant to the Stock Purchase Agreement, as described in Item 6 below, the Annenberg Trust (as defined in Item 6 below), to which Mr. Friede is a co-trustee, will acquire 81,529 additional shares of Issuer Common Stock from a family member of Mr. Friede and 1,100,000 shares of Issuer Common Stock from Mr. Friede, and as a result, Mr. Friede will beneficially own 81,529 additional shares of Issuer Common Stock. The information contained in Item 4 below under "Proposed Transfer to Trust" is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

      Prior to the Merger, Mr. Friede did not beneficially own any shares of Issuer Common Stock. As a result of the Merger, on May 4, 2004, Mr. Friede became the beneficial owner of 2,482,074 shares of Issuer Common Stock, of which:

      (i) 2,287,596 represent shares of Issuer Common Stock beneficially owned directly by Mr. Friede;

      (ii) 13,568 represent shares of Issuer Common Stock beneficially owned by Mr. Friede as Trustee of the Trust FBO Lisa Catherine Friede;

      (iii) 13,568 represent shares of Issuer Common Stock beneficially owned by Mr. Friede as Trustee of the Trust FBO Karen Michelle Friede;

      (iv) 15,829 represent shares of Issuer Common Stock beneficially owned by Mr. Friede as Trustee of the Trust FBO John William Friede;

      (v) 4,522 represent shares of Issuer Common Stock beneficially owned by Mr. Friede under the John Friede Irrevocable Trust dated 4/3/01; and

      (vi) 146,991 represent shares of Issuer Common Stock underlying options that are exercisable within 60 days of the date hereof.

Certain of the shares referenced in foregoing clauses (i) - (v) are currently held by the Escrow Agent (as

                                  SCHEDULE 13D
CUSIP NO. 65715D100                                           Page 5 of 10 Pages


defined in Item 6 below) under the terms of the Escrow Agreement (as defined in
Item 6 below).

      Pursuant to the Stock Purchase Agreement, as described in Item 6 below, the Annenberg Trust (as defined in Item 6 below), to which Mr. Friede is a co-trustee, will acquire 81,529 additional shares of Issuer Common Stock from a family member of Mr. Friede and 1,100,000 shares of Issuer Common Stock from Mr. Friede, and as a result, Mr. Friede will beneficially own 81,529 additional shares of Issuer Common Stock.

      The 2,563,603 shares of Issuer Common Stock beneficially owned by Mr. Friede represent approximately 16.3% of the outstanding shares of the Issuer based on an estimated 15,731,735 shares of Issuer Common Stock outstanding (which estimate is comprised of the sum of (i) the 10,463,638 shares of Issuer Common Stock outstanding on April 30, 2004 as reported on the Issuer's definitive proxy statement filed with the Securities and Exchange Commission on or about May 10, 2004 and (ii) the 5,268,097 shares of Issuer Common Stock that had been estimated to be issuable to NOMOS stockholders in connection with the Merger as set forth in the joint proxy statement/prospectus that was first mailed to the Issuer's stockholders and NOMOS' stockholders on or about March 26, 2004 (the "Joint Proxy Statement"). Mr. Friede has shared power to vote, or direct the vote of, all of the shares of Issuer Common Stock beneficially owned by him, which voting power is shared with Michael Cutrer pursuant to the Acquiror Shares Proxy (as defined in Item 6 below) and with respect to the 1,181,529 shares held by the Annenberg Trust, the voting power is shared with Citicorp Trust Bank, FSB, as a co-trustee of the Annenberg Trust. Mr. Friede has shared power to dispose, or direct the disposition, of the shares held by the Annenberg Trust and the sole power to dispose, or direct the disposition, of his remaining shares of Issuer Common Stock.

      Mr. Friede is the sole trustee of the trusts referenced in clauses (ii) -
(v) above and a co-trustee of the Annenberg Trust, and such trusts have the right to receive dividends, or the proceeds, from the sale of the shares of Issuer Common Stock that such trusts respectively hold and are reported in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Voting Agreement

      As a condition to the Issuer entering into the Merger Agreement, Mr. Friede entered into a Voting Agreement with the Issuer dated October 26, 2003 (the "Voting Agreement"), and executed an irrevocable proxy with respect to NOMOS capital stock and an irrevocable proxy with respect to the Issuer's capital stock (the "Acquiror Shares Proxy") subject to the Voting Agreement. The following description of the Voting Agreement and the Acquiror Shares Proxy is a summary only and is qualified in its entirety by reference to the actual Voting Agreement and Acquiror Shares Proxy, copies of which are attached hereto as
Exhibit 10.1(a) and Exhibit 10.1(b), respectively, and are incorporated herein by reference. Under the terms of the Voting Agreement, Mr. Friede agreed to the following:

      o unless the Merger Agreement were validly terminated, to vote all shares of NOMOS capital stock that he beneficially owned (i) in favor of the approval of the Merger, the approval of the Merger Agreement and the other transactions contemplated by the Merger Agreement and (ii) against any matter that is intended to, or could reasonably be expected to, impede, interfere with, delay or otherwise adversely affect the consummation of the Merger of the other transactions contemplated by the Merger Agreement;

                                  SCHEDULE 13D
CUSIP NO. 65715D100                                           Page 6 of 10 Pages


      o until the earlier of (i) the second anniversary of the consummation of the Merger or (ii) the date the Merger Agreement were validly terminated, to vote all shares of Issuer Common Stock over which he is the beneficial owner to elect to the Issuer's board of directors, subject to certain conditions, those individuals nominated by the members of the Issuer's board of directors that served in such function immediately prior to the consummation of the Merger (or the successors thereto) (the "Issuer Board Designees");

      o until the earlier of (i) the second anniversary of the consummation of the Merger or (ii) the date the Merger Agreement were validly terminated, not to vote any shares of Issuer Common Stock over which he has voting power in favor of any change of control transaction with respect to the Issuer not approved by the Issuer Board Designees; and

      o not to acquire beneficial ownership of the Issuer's capital stock other than (a) pursuant to the Merger, (b) through the exercise of stock options held by him as of the date of consummation of the Merger or granted to him by the Issuer in connection with his services as a director of the Issuer or (c) the Issuer's capital stock acquired and deposited into the voting trust pursuant to a Voting Trust Agreement (as defined below) executed by Mr. Friede and the Issuer. Except with respect to the specific items covered by the Voting Agreement, Mr. Friede may vote such shares of Issuer Common Stock in any manner Mr. Friede deems appropriate.

      The Acquiror Shares Proxy appointed Michael Cutrer, the Issuer's president and chief executive officer, as the proxy for Mr. Friede to vote such shares in accordance with the Voting Agreement.

      The Voting Agreement will terminate upon the second anniversary of the consummation of the Merger. The irrevocable proxy with respect to the NOMOS capital stock terminated on May 4, 2004, the date of effectiveness of the Merger. The Acquiror Shares Proxy will terminate upon the second anniversary of the consummation of the Merger.

      Approximately 2,516,116 shares of Issuer Common Stock, which Mr. Friede beneficially owns, are subject to the terms of the Voting Agreement. Mr. Friede was not paid any additional consideration in connection with the Voting Agreement and the Acquiror Shares Proxy.

      Voting Trust Agreement

      As a condition to the Issuer's obligation to consummate the Merger, Mr. Friede entered into a Voting Trust Agreement dated May 4, 2004, with Messrs. Cutrer and King (the "Voting Trust Agreement"), pursuant to which Mr. Friede agreed to place into a voting trust all shares of Issuer Common Stock over which he acquires beneficial ownership other than (a) pursuant to the Merger, or (b) through the exercise of stock options held by Mr. Friede as of the date of consummation of the Merger or granted to Mr. Friede by the Issuer in connection with his services as a director of the Issuer. Messrs. Cutrer and King are trustees over the shares of Issuer Common Stock deposited into the voting trust and Mr. Friede grants the trustees full power and authority to vote such deposited shares of Issuer Common Stock on behalf of Mr. Friede. The Voting Trust Agreement and the voting trust will terminate upon the second anniversary of the date of consummation of the Merger. The foregoing description of the Voting Trust Agreement is a summary only and is qualified in its entirety by reference to the actual Voting Trust Agreement, a copy of which is attached hereto as Exhibit 9.1, and is incorporated herein by reference.

                                  SCHEDULE 13D
CUSIP NO. 65715D100                                           Page 7 of 10 Pages


      Put Agreement

      On February 9, 2001, Mr. Friede entered into an agreement with one of NOMOS' stockholders which granted such stockholder the right to cause Mr. Friede to purchase certain shares owned by such stockholder at various intervals at predetermined intervals (the "Put Agreement"). This agreement continues to be applicable to Issuer Common Stock that was issued to such stockholder in connection with the Merger. Still outstanding under the Put Agreement are 79,149 shares of Issuer Common Stock which may be "put" to Mr. Friede at any time. If and when these shares are purchased by Mr. Friede, they will be deposited into the voting trust pursuant to the Voting Trust Agreement, at which time Mr. Friede will not have voting or dispositive power over such shares until the termination of the voting trust. It is currently contemplated that the stockholder will exercise his put right under the Put Agreement within the next few weeks, to cause Mr. Friede to purchase a portion of such stockholder's shares. The foregoing description of the Put Agreement is a summary only and is qualified in its entirety by reference to the actual Put Agreement, a copy of which is attached hereto as Exhibit 10.2, and is incorporated herein by reference.

      Indemnification Escrow Agreement.

      As a condition to the Issuer's obligation to consummate the Merger, Mr. Friede, acting on behalf of all of NOMOS' stockholders (in such capacity, the "Stockholder Representative") entered into an indemnification escrow agreement (the "Escrow Agreement") immediately prior to the consummation of the Merger with the Issuer, NOMOS and U.S. Bank National Association (the "Escrow Agent"). Pursuant to the Indemnification Escrow Agreement, an aggregate of approximately 15.8% of the shares of Issuer Common Stock and cash otherwise issuable or payable in the Merger to holders of NOMOS capital stock was automatically deposited in two separate escrow funds upon the consummation of the Merger. An aggregate of approximately 526,810 shares of Issuer Common Stock and approximately $1.2 million of the cash is being held with the Escrow Agent in an escrow fund (the "General Escrow Fund") for a period of two years following the effective time of the Merger and will serve as a source of reimbursement to the Issuer, Merger Sub, and their respective officers, directors, employees, consultants, stockholders and affiliates (collectively the "Indemnified Parties") for certain losses that may arise out of the Merger Agreement. Approximately 307,617 additional shares of Issuer Common Stock and $700,800 of additional cash is being held in a second escrow fund (the "Special Escrow Fund") to serve as a source of reimbursement to the Indemnified Parties for any losses incurred by the Indemnified Parties or NOMOS before the consummation of the Merger and by the Indemnified Parties after the consummation of the Merger arising out of a certain demand made against NOMOS by Parker/Hunter Incorporated as more fully described in the Joint Proxy Statement.

      In his capacity as the Stockholders Representative, Mr. Friede will serve as the representative of the former NOMOS stockholders under the Escrow Agreement and will have full power and authority to represent the former NOMOS stockholders with respect to all matters arising under the Escrow Agreement, including the power to object to claims for reimbursement, to negotiate and enter into settlements and compromises with respect to such claims and to take certain other actions with respect to claims made against the escrow consideration in the escrow funds. The Escrow Agreement also provides that Mr. Friede, as the Stockholder Representative, will be entitled to reimbursement for reasonable expenses incurred by him in performing his duties under the Escrow Agreement (including reasonable attorneys' fees), which reimbursement shall be made solely out of the escrow assets available for release under the General Escrow Fund after the General Escrow Fund termination date.

                                  SCHEDULE 13D
CUSIP NO. 65715D100                                           Page 8 of 10 Pages


      Subject to holdbacks for any unresolved claims, the General Escrow Fund will terminate on the second anniversary of the effective date of the Merger. The escrow consideration remaining in the General Escrow Fund, if any, will be distributed to the former holders of NOMOS capital stock that contributed such shares of Issuer Common Stock and cash to the General Escrow Fund (including Mr. Friede) within 10 days after the second anniversary of the completion of the Merger except for any amounts that may be subject to such unsatisfied claims for indemnification, which will be distributed promptly upon the resolution of all pending claims, and any amounts payable to the Stockholder Representative as reimbursement of expenses. The Special Escrow Fund will terminate upon the final resolution of the dispute related to the demand made against NOMOS by Parker/Hunter Incorporated. The foregoing description of the Escrow Agreement is a summary only and is qualified in its entirety by reference to the actual Escrow Agreement, a copy of which is attached hereto as Exhibit 10.3, and is incorporated herein by reference.

      Lock-Up Agreement

      As a condition to the Issuer's obligation to consummate the Merger, Mr. Friede entered into a lock-up agreement (the "Lock-Up Agreement") with the Issuer. By entering into the Lock-Up Agreement, Mr. Friede, subject to certain conditions and exceptions, agreed, among other things, not to sell or otherwise transfer any shares of Issuer Common Stock received in connection with the proposed merger for a period of 545 days following the completion of the Merger. These permitted exceptions include (i) certain dispositions that are registered under the Securities Act of 1933 (as amended, the "Securities Act") pursuant to the Registration Rights Agreement (as defined below), and (ii) dispositions to members of Mr. Friede's immediate family or to any trust for the direct or indirect benefit of Mr. Friede or Mr. Friede's immediate family. The foregoing description of the Lock-Up Agreement is a summary only and is qualified in its entirety by reference to the actual Lock-Up Agreement, a copy of which is attached hereto as Exhibit 10.4, and is incorporated herein by reference.

      Affiliate Agreement

      As a condition to the Issuer's obligation to consummate the Merger, Mr. Friede entered into an affiliate letter agreement (the "Affiliate Letter") pursuant to which he acknowledged that he may be deemed an affiliate of NOMOS (as the term "affiliate" is used in Rule 145 promulgated under the Securities
Act) and that, as a result of such status, the shares of Issuer Common Stock issued to him in the Merger would be subject to certain limitations on resale or other distribution. Mr. Friede agreed in the Affiliate Letter, among other things, (i) not to make any sale, transfer, encumbrance, pledge or disposition of any shares of Issuer Common Stock received in the Merger in violation of the Securities Act or the rules and regulation of the Securities and Exchange Commission and (ii) to have certain stop transfer instructions be given to the Issuer's transfer agent with respect to such shares and to have placed on the certificates evidencing such shares a restrictive legend. The foregoing description of the Affiliate Letter is a summary only and is qualified in its entirety by reference to the actual Affiliate Letter, a copy of which is attached hereto as Exhibit 10.5, and is incorporated herein by reference.

      Registration Rights Agreement

      In connection with the Merger, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with certain NOMOS stockholders, including Mr. Friede, which stockholders currently hold, in the aggregate, approximately 3.3 million shares of Issuer Common Stock. By entering into the registration rights agreement, the Issuer agreed that in the event that it proposes to

                                  SCHEDULE 13D
CUSIP NO. 65715D100                                           Page 9 of 10 Pages


file a registration statement (other than a registration statement on form S-4 or S-8) with respect to Issuer Common Stock for its account pursuant to an underwritten offering, the Issuer will, subject to certain exceptions and upon the written request of the applicable NOMOS stockholders, register the shares of Issuer Common Stock held by such NOMOS stockholders along with the proposed shares of Issuer Common Stock to be registered for the Issuer's own account. The participation of such NOMOS stockholders in such registration is subject to certain reductions that may be required by the managing underwriters. The Issuer has also agreed to include the shares of Issuer Common Stock held by the NOMOS stockholders if the Issuer proposes to file a registration statement related to the resale of restricted securities issued in connection with certain business combinations or disposition transactions. The foregoing description of the Registration Rights Agreement is a summary only and is qualified in its entirety by reference to the actual Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.6, and is incorporated herein by reference.

      Proposed Transfer to Trust

      As of May 12, 2004, Mr. Friede entered into an Amended and Restated Stock Purchase Agreement (the "Stock Purchase Agreement") with Trust U/W Moses L. Annenberg (the "Annenberg Trust"). Pursuant to the Stock Purchase Agreement, the Annenberg Trust will acquire 1,100,000 shares of Issuer Common Stock from Mr. Friede and 81,529 shares of Issuer Common Stock from a family member of Mr. Friede, who is also a stockholder of the Issuer. The purchase price of each share will be the closing market price on the NASDAQ National Market on the trading day immediately preceding the delivery of the shares. The delivery of the shares under the Stock Purchase Agreement is subject to the satisfaction of certain conditions, such as the representations and warranties of the sellers being correct and complete and the purchase of the shares not prohibited by any law or governmental regulation. In connection with the acquisition of the shares pursuant to the Stock Purchase Agreement, the Annenberg Trust will also enter into other agreements, which will subject the Annenberg Trust to terms and provisions substantially similar to those in the Lock-Up Agreement, Voting Agreement, the Registration Rights Agreement and the Acquiror Shares Proxy. The foregoing description of the Stock Purchase Agreement is a summary only and is qualified in its entirety by reference to the actual Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 10.7, and in incorporated herein by reference.

      Power of Attorney

      Mr. Friede has granted to each of Malcolm P. Wattman and Judy Kang a power of attorney, with full right of substitution, to file amendments to this
Schedule 13D with the Securities and Exchange Commission and otherwise, which power of attorney is included on the signature page to this Statement.

      Other Arrangements and Understandings

      Except for the agreements described above in this Item 6, to the best knowledge of Mr. Friede, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Friede and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 2.1(a) Agreement and Plan of Merger dated October 26, 2003, among the Issuer, Merger Sub and NOMOS.

                                  SCHEDULE 13D
CUSIP NO. 65715D100                                          Page 10 of 10 Pages


Exhibit 2.1(b) First Amendment to Agreement and Plan of Merger dated November 25, 2003, among the Issuer, Merger Sub and NOMOS.

Exhibit 2.1(c) Second Amendment to Agreement and Plan of Merger dated March 2, 2004, among the Issuer, Merger Sub and NOMOS.

Exhibit 9.1 Voting Trust Agreement dated May 4, 2004, among Mr. Friede and the other stockholders of the Issuer who shall join in and become parties thereto, and L. Michael Cutrer and David King as Trustees.

Exhibit 10.1(a) Voting Agreement dated October 26, 2003, between the Issuer and Mr. Friede.

Exhibit 10.1(b) Acquiror Shares Proxy dated October 26, 2003, between the Issuer and Mr. Friede.

Exhibit 10.2 Put Agreement dated February 9, 2001, between Mr. Friede and Robert W. Hill.

Exhibit 10.3 Indemnification Escrow Agreement dated May 4, 2004, among Mr. Friede, the Issuer, NOMOS and U.S. Bank National Association.

Exhibit 10.4      Lock-Up Agreement between Mr. Friede and the Issuer.

Exhibit 10.5 Affiliate Letter dated April 22, 2004, between Mr. Friede and the Issuer.

Exhibit 10.6 Registration Rights Agreement dated May 4, 2004, among the Issuer, Mr. Friede and the other signatories listed thereon.

Exhibit 10.7 Amended and Restated Stock Purchase Agreement dated May 12, 2004, among the Annenberg Trust, Mr. Friede and Karen F. Holden.

Exhibit 24.1      Power of Attorney (included on signature page).

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

      KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints each of Malcolm P. Wattman, Esq. and Judy Kang, Esq., and any of them, his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, The NASDAQ National Market and the Issuer, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the foregoing, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Date: May 14, 2004


By: /s/ John A. Friede
    -------------------------
    John A. Friede

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                        INDEX OF EXHIBITS TO SCHEDULE 13D

Exhibit 2.1(a) Agreement and Plan of Merger dated October 26, 2003 among the Issuer, Merger Sub and NOMOS.

Exhibit 2.1(b) First Amendment to Agreement and Plan of Merger dated November 25, 2003, among the Issuer, Merger Sub and NOMOS.

Exhibit 2.1(c) Second Amendment to Agreement and Plan of Merger dated March 2, 2004, among the Issuer, Merger Sub and NOMOS.

Exhibit 9.1 Voting Trust Agreement dated May 4, 2004 among Mr. Friede and the other stockholders of the Issuer who shall join in and become parties thereto, and L. Michael Cutrer and David King as Trustees.

Exhibit 10.1(a) Voting Agreement dated October 26, 2003, between the Issuer and Mr. Friede.

Exhibit 10.1(b) Acquiror Shares Proxy dated October 26, 2003, between the Issuer and Mr. Friede.

Exhibit 10.2 Put Agreement dated February 9, 2001, between Mr. Friede and Robert W. Hill.

Exhibit 10.3 Indemnification Escrow Agreement dated May 4, 2004, among Mr. Friede, the Issuer, NOMOS and U.S. Bank National Association.

Exhibit 10.4      Lock-Up Agreement between Mr. Friede and the Issuer.

Exhibit 10.5 Affiliate Letter dated April 22, 2004, between Mr. Friede and the Issuer.

Exhibit 10.6 Registration Rights Agreement dated May 4, 2004, among the Issuer, Mr. Friede and the other signatories listed thereon.

Exhibit 10.7 Amended and Restated Stock Purchase Agreement dated May 12, 2004, among the Annenberg Trust, Mr. Friede and Karen F. Holden.

Exhibit 24.1      Power of Attorney (included on signature page).